UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Public offering of shares for Petrobras Distribuidora (BR):
            Granting of Registration by CVM

Rio de Janeiro, December 14, 2017 - Petróleo Brasileiro S.A. – Petrobras reports that CVM accepted today the registration of the public offering of secondary distribution of shares for Petrobras Distribuidora S.A. (“Offering”) to be held in Brazil, in the non-organized over-the-counter market, pursuant to CVM
Instruction 400, of December 29, 2003 and other applicable legal and regulatory provisions, with efforts for foreign offering, pursuant to the legislation in force in the country of each investor.

The company further reports that it disclosed on this date, the Notice of
Initiation and the Final Prospectus of the Offering, which involves the sale of
291,250,000 common shares at the price of R$ 15.00 per share, totaling an amount of R$ 4,368,750,000.00. Pursuant to article 24 of CVM Instruction 400, the number of shares offered under the Offering may be increased by an additional lot of up to 43,687,500 shares, under the same conditions and at the same prices of issue as initially offered ("Option of Additional Lot"). If the full Option of Additional Lot is exercised, the amount of the Offering will reach R$
5,024,062,500.00.

The price per share was determined after the conclusion of the collection of investment intentions procedure along the institutional investors (“Bookbuilding
Procedure”) pursuant to article 23, paragraph 1, and article 44 of CVM
Instruction 400, and in line with the provisions set forth in article 170, paragraph 1, section III, of the Brazilian Corporate Law, which was carried out by intermediary financial institutions hired by Petrobras to assist in the implementation of the Offering and whose parameter was the indications of interest, based on the quality of the demand (volume and price) gathered from institutional investors during the Bookbuilding Procedure.

Additional information regarding the Offering may be obtained in the Notice of
Initiation of Distribution and in the Final Prospectus of the Offering, all of
which are available at Petrobras’ website www.investidorpetrobras.com.br/en/.

The Final Prospectus contains additional and supplemental information, and its reading enables a detailed analysis of the terms and conditions of the Offering and inherent risks.

This material fact is exclusively informative, pursuant to the legislation in force, and should not be construed as a notice of offer of shares. No record of the Offer or shares shall be made at any agency or regulator of capital markets in any other country, except in Brazil, with CVM.

The shares offered neither have been nor shall be registered under the U.S.
Securities Act of 1933, as amended, and may not be offered or sold in the United
States without proper registration or an applicable exemption from registration.

Facts deemed relevant will be timely disclosed to the market.

_______________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: December 14, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer